SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 11, 2013

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated November 11, 2013, entitled “SYNERON MEDICAL AND UNILEVER VENTURES CREATE ILUMINAGE BEAUTY, A GLOBAL JOINT VENTURE IN HOME BEAUTY DEVICES.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: November 11, 2013

SYNERON MEDICAL AND UNILEVER VENTURES CREATE ILUMINAGE BEAUTY,
A GLOBAL JOINT VENTURE IN HOME BEAUTY DEVICES

New York, London, November 11, 2013 – Syneron Medical Ltd. (NASDAQ: ELOS), the global market leader in aesthetic medical devices, and Unilever Ventures, today announced a definitive agreement to form a joint venture in home beauty devices: ‘Iluminage Beauty’. The aim of the joint venture is to develop and bring to consumers innovative, high performance beauty solutions, empowering them with professional level devices for at-home use.

The joint venture combines the global business and expertise of Syneron’s aesthetic home-use subsidiary, Syneron Beauty Ltd., and Unilever’s luxury beauty subsidiary, Iluminage™ Inc. The joint venture will leverage Unilever’s global experience in the development and marketing of consumer beauty products and Syneron Medical’s expertise in professional aesthetic device technology.

Olivier Garel, Managing Director of Unilever Ventures said: “We are delighted to enter this partnership and joint venture with Syneron. There is a clear market opportunity to develop home use beauty devices which deliver a step change in benefits for the consumers. Syneron have successfully brought to market some of the most advanced and efficient aesthetic technologies over the last thirteen years. This move gives our combined operations the resources and access to unique patented technologies to grow and expand the business. We look forward to supporting the management team in this exciting next phase of development.”

Shimon Eckhouse, Chief Executive Officer of Syneron Medical, commented, “Unilever is an ideal partner with consumer brand experience and significant global resources. We believe this joint venture represents the best opportunity to maximize our investment in Syneron Beauty and benefit from its growth potential as part of Iluminage Beauty, while also enabling Syneron Medical to focus resources on its professional aesthetic devices business. The combined Iluminage Beauty business will be well positioned to gain share in the global market, which will build value for our shareholders.”

Fabian Tenenbaum, Chief Executive Officer of Syneron Beauty, added, “Iluminage has a strong portfolio of products that are complementary to our offerings. Together, we will offer customers around the world some of the most advanced technologies in the fast growing luxury beauty market.”

Under terms of the agreement, Unilever Ventures, the venture capital and private equity arm of Unilever, will invest $25 million and Unilever will also sell and transfer  its luxury beauty subsidiary Iluminage to the joint venture, and Syneron Medical will sell and transfer its Syneron Beauty subsidiary and related home-use businesses to the joint venture, creating Iluminage Beauty. Unilever Ventures will hold 51% of Iluminage Beauty and Syneron Medical will retain the remaining 49%.

The companies expect the transaction to close before the end of the year, subject to customary closing conditions and regulatory approvals.

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About Syneron Medical

Syneron Medical Ltd. is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S. The company markets, services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

About Syneron Beauty

Syneron Beauty is a pioneer in the design, development and distribution of energy-based consumer aesthetic products. The Company's products are based on clinically proven technologies derived from the professional medical aesthetic device market, enabling patients to achieve professional-like results in an at-home setting. Syneron Beauty currently markets the me™ brand of home-use hair removal systems (www.mePower.com), the Pearl™ family of teeth whitening products and the Tanda™ family of home-use light therapy products. Syneron Beauty is based in New York and is a wholly owned subsidiary of Syneron Medical Ltd. (ELOS).

About Unilever Ventures

Unilever Ventures is the Venture capital arm of Unilever. The fund invests in early stage companies that could become strategically relevant to Unilever and can benefit from access to Unilever’s assets and capabilities. The fund seeks to invest in Personal care, Refreshment, Digital marketing and Technology that can be deployed to support Unilever’s Sustainable Living Plan. Set up in 2002, Unilever Ventures has established operations in Europe, North America and South Asia either directly or through partner funds. We are looking to find – or to create – ambitious, market-leading companies, led by world class management teams.

About Iluminage™

Iluminage™ Inc., is a luxury beauty company founded by Unilever Ventures in 2011. It has the ambition to become the new intelligence in skin care, and is developing ground-breaking devices, and other skincare products. The iluminage line offers cutting-edge, clinically-proven and interactive skincare solutions for skin rejuvenation—and will address the key beauty concerns women encounter, as it further develops its range of products.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including potential clinical successes, anticipated regulatory approvals and future product launches, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond the Company's control and the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical makes with the SEC. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

For further media information contact:

Hugo Goldman	Zack Kubow	Adam Fisher
Chief Financial Officer	The Ruth Group	Media Relations Manager
Syneron Medical	+1 646-536-7020	+44 207 822 5082
Hugo.goldman@syneron.com	zkubow@theruthgroup.com	adam.fisher@unilever.com